SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               ---------------------------------
                                                          OMB APPROVAL
                                               ---------------------------------
                                               OMB Number:
                                               Expires:
                                               Estimated average burden
                                               hours per response ..........2.50
                                               =================================
                                                     COMMISSION FILE NUMBER
                                                            0-19263
                                               =================================
                                                          CUSIP NUMBER
                                                          86859F 10 7
                                               ---------------------------------

                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

     For Period Ended: December 31, 2001

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:______________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

         --------------------------------------------------------------


PART I -- REGISTRANT INFORMATION


Suprema Specialties, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name If Applicable

510 East 35th Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Paterson, New Jersey  07543
--------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       |  (a)  The reasons  described in  reasonable  detail in Part III of this
       |       form  could  not be  eliminated  without  unreasonable  effort or
       |       expense;
       |
       |  (b)  The subject annual report,  semi-annual report, transition report
       |       on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
[_]    |       thereof,  will be filed on or before the  fifteenth  calendar day
       |       following  the  prescribed  due date;  or the  subject  quarterly
       |       report or transition report on Form 10-Q, or portion thereof will
       |       be filed on or  before  the  fifth  calendar  day  following  the
       |       prescribed due date; and
       |
       |  (c)  The  accountant's  statement  or other  exhibit  required by Rule
       |       12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

     The Form 10-Q for the fiscal quarter ended December 31, 2001 could not be filed within the prescribed time period due to unanticipated delays arising in connection with its preparation. See Attachment

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                    Mark Cocchiola                     973          684-2900
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [_] Yes [_] No

     See Attachment for response to this Item (3).

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



================================================================================


                            Suprema Specialties, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 14, 2002                 By /s/ Mark Cocchiola
                                        ---------------------------------------
                                        Mark Cocchiola
                                        President and Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (see 18 U.S.C. 1001).

                            SUPREMA SPECIALTIES, INC.

                            ATTACHMENT TO PARTS III AND IV OF FORM 12b-25 WITH RESPECT TO ITS FORM 10-Q FOR THE
                            FISCAL QUARTER ENDED DECEMBER 31, 2001

     As disclosed in its December 21, 2001 press release, the registrant initiated an internal investigation of its prior reported financial results including a review of its financial records by its independent auditors. In addition, the registrant's Audit Committee has retained the outside auditing firm of Deloitte & Touche LLP to continue the investigation of the registrant's financial statements and records. Furthermore, as disclosed in its February 4, 2002 press release, representatives of certain government agencies have removed various corporate and financial records from the registrant's corporate headquarters.

     As a result of the foregoing, the financial statements for the fiscal quarter ended December 31, 2001 have not yet been finalized. Consequently, the registrant is unable at this time to determine its result of operations for the December 31, 2001 fiscal quarter or an estimated amount, if any, of a change in such results from the corresponding December 31, 2000 fiscal quarter.